March 18, 2010

Via EDGAR and facsimile

Mr. Edward M. Kelly
Senior Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Dycom Industries, Inc.
Annual Report on Form 10-K for the fiscal year ended July 25, 2009
Definitive Proxy Statement on Schedule 14A filed October 27, 2009
File No. 1-10613

Dear Mr. Kelly:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated February 22, 2010 to Steven E. Nielsen, President and Chief Executive Officer of Dycom Industries, Inc. (“Dycom” or the “Company”) relating to the Annual Report on Form 10-K for the fiscal year ended July 25, 2009, filed with the Commission on September 3, 2009 (the “Form 10-K”) and the Definitive Proxy Statement on Schedule 14A filed with the Commission on October 27, 2009 (the “Definitive Proxy Statement”).  The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs of your letter of February 22, 2010. For ease of reference, the Staff’s comments appear in bold immediately preceding the Company’s responses.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K or the Definitive Proxy Statement, as applicable.

10-K

General

1.	It appears that you have registered series A preferred stock purchase rights under Section 12(b) of the Exchange Act. In this regard, we note your Form 8-A filed on

Mr. Edward M. Kelly
March 18, 2010

April 6, 2001.  In future filings, please revise the cover page of the Form 10-K to identify these securities as having been registered under Section 12(b).

Response:  In future filings, we will revise the cover page of the Form 10-K to identify these securities as having been registered under Section 12(b).

Disclosure Controls and Procedures, page 79

2.
We note the disclosure that Dycom Industries’ principal executive officer and principal financial officer have concluded that its disclosure controls and procedures are effective “in providing reasonable assurance that information... is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Securities and Exchange Commission.” This description does not conform fully to the definition in Rules 13a-15(e) and 15d-15(e) under the Exchange Act because it does not indicate that Dycom Industries’ principal executive officer and principal financial officer have concluded that its disclosure controls and procedures are effective in ensuring that information required to be disclosed is accumulated and communicated to management, including the principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. Please confirm this to us and revise in future filings. Alternatively, you may simply state that your certifying officers concluded on the applicable date that your disclosure controls and procedures were effective. Please also comply with this comment with respect to the disclosure under “Item 4. Controls and Procedures” on page 41 of your Form 10-Q for the quarter ended October 24, 2009.

Response:  We hereby confirm to the Staff that as of the end of the period covered by Dycom’s Annual Report on Form 10-K for the year ended July 25, 2009 and its Quarterly Report on Form 10-Q for the quarter ended October 24, 2009, Dycom’s principal executive officer and principal financial officer have concluded that Dycom’s disclosure controls and procedures are effective in ensuring that information required to be disclosed by Dycom in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including the principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure.  We refer the Staff to the disclosure in Item 4 on page 40 of Dycom’s Quarterly Report on Form 10-Q for the quarter ended January 23, 2010 (the “Dycom Second Quarter Form 10-Q”), filed with the Commission on March 1, 2010, which provides that:

“The Company, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report on Form 10-Q. Based on that evaluation, our Chief Executive Officer and our

Mr. Edward M. Kelly
March 18, 2010

Chief Financial Officer each concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to the Company’s management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure.”

Management’s Report on Internal Control over Financial Reporting, page 79

3.	In future filings, please provide the disclosure required by Item 308(a)(4) of Regulation S-K.

Response: In future filings, we will provide the disclosure required by Item 308(a)(4) of Regulation S-K:  a statement that the registered public accounting firm that audited the financial statements included in the Annual Report on Form 10-K has issued an attestation report on the Company’s internal control over financial reporting.

Item 15.  Exhibits and Financial Statement Schedules, page 82

4.
We note the credit agreement filed as exhibit 10.18 and the first amendment to credit agreement filed as exhibit 10.20. The schedules to the credit agreement and the first amendment to credit agreement do not appear to have been filed on EDGAR. Please advise or file complete copies of these agreements, including all schedules, with your next Exchange Act periodic report.

Response: The Company has filed complete copies of the credit agreement and first amendment to the credit agreement, including all schedules, with the Dycom Second Quarter Form 10-Q.

14A

Executive Compensation, page 13

Role of Consultants and Market Review, page 15

5.
We note the disclosure in the last paragraph regarding the percentiles as compared to the peer group. In future filings, please revise to disclose for each named executive officer the actual percentile for total compensation and each element of compensation.  Please show us what your revisions will look like.

Mr. Edward M. Kelly
March 18, 2010

Response:  In future filings, we would propose to replace the first full paragraph on page 17 of the Definitive Proxy Statement with disclosure similar in scope and level of detail to the following:

“Compensation Strategies conducted a study of the Peer Group to evaluate on a comparative basis the competitiveness of the total compensation, and of each component thereof, of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and General Counsel of the Company.  This study set forth the 50th percentile of the Peer Group’s total compensation, as well as base salary, annual cash incentive awards and long-term equity based compensation, as a range, rather than a specific dollar amount.  In this study, since the Peer Group included companies both larger and smaller than the Company, a common statistical technique called regression analysis was used to size adjust the compensation data to reflect the Company’s annual revenues.  The information with respect to the long-term equity based compensation for each of the Company’s Named Executive Officers has been calculated using a grant date value based on a Black-Scholes pricing model.

Based upon these factors, this study indicated that for fiscal 2009:

•
the total compensation of the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer and the General Counsel was approximately 11%, 52%, 16% and 32% below the 50th percentile range, respectively;

•
the base salary of the Chief Executive Officer was 1% above the 50th percentile range, the base salaries of the Chief Operating Officer and the General Counsel were within the 50th percentile range and the base salary of the Chief Financial Officer was 11% below the 50th percentile range;

•
the annual cash incentive award of the Chief Executive Officer was within the 50th percentile range, while the annual cash incentive awards of the Chief Financial Officer, the Chief Operating Officer and the General Counsel were 46%, 2% and 24% below the 50th percentile range, respectively; and

•
the long-term equity based compensation of the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer and the General Counsel was 36%, 86%, 38% and 78% below the 50th percentile range, respectively.

The Compensation Committee did not have, and therefore did not rely on, specific percentile rankings in determining the total compensation, and each component thereof, for each Named Executive Officer.”

Mr. Edward M. Kelly
March 18, 2010

Annual Incentive Plan – Chief Executive Officer and Chief Operating Officer, page 19

6.
We note the disclosure in the second to last paragraph of this section regarding the second component of the annual incentive plan awards. In future filings, please describe with greater specificity how this component of the awards was determined, including disclosure of the actual results and how these results impacted the award, and providing a discussion of the “non-financial performance measures” and how they impacted the awards. Please show us what your revisions will look like.

Response:  In future filings, we would propose to modify the second to last paragraph of this section on page 21 of the Definitive Proxy Statement to add disclosure similar in scope and level of detail to the following:

“The performance measure established by the Compensation Committee for the second component of the annual incentive plan was operating earnings (before asset impairments, annual incentive plan compensation and amounts associated with the extinguishment of debt or termination of debt agreements) above a threshold percentage (1%) of contract revenues. If this threshold is attained, a maximum payout of 40%, with respect to Mr. Nielsen, and 30%, with respect to Mr. Estes, of annual base salary was established. Although driven by the performance measures set forth in the preceding sentence, the Compensation Committee also established a number of non-financial performance criteria to be met in determining whether Mr. Nielsen and Mr. Estes were to be awarded the full amount available under this component of the annual incentive plan. These non-financial performance objectives that the Compensation Committee established as part of this component of the annual incentive plan were based upon objectives, expected actions, estimated impact and responsibilities for increasing the Company’s long-term competitiveness and growth opportunities, while improving margins through cost reduction.  Mr. Nielsen or Mr. Estes, as appropriate, would be primarily responsible for the management of each of the above efforts and/or provide support as necessary, and their performance with respect to the performance criteria is reviewed and evaluated by the Compensation Committee.

The actions to be taken in connection with these objectives included (a) the development and/or acquisition of technology that would improve the Company’s competitiveness, (b) taking steps, including the filing of patent applications, to enable the deployment of any developed technologies without the risk that ownership of the Company’s underlying intellectual property would be compromised, (c) the deployment of newly developed technology and (d) the development of a strategy to use technology developed by the Company to create new opportunities for the Company.

Mr. Edward M. Kelly
March 18, 2010

Fiscal 2009 operating earnings (before asset impairments, annual incentive plan compensation and amounts associated with the extinguishment of debt or termination of debt agreements) exceeded the threshold of 1% of contract revenues.  Based on the Compensation Committee’s review of the non-financial performance objectives, the Compensation Committee applied an actual payout ratio of 30% and 15% of the annual base salary for Messrs. Nielsen and Estes, respectively, under this component of the annual incentive plan resulting in an award of $219,000 and $75,000 for Messrs. Nielsen and Estes, respectively.  The award represented a payment of 75% and 50% of the maximum amount available under the second component of the annual incentive plan to Mr. Nielsen and Mr. Estes, respectively.”

Long-Term Equity Based Compensation, page 21

7.
In future filings, please disclose the basis for allocating compensation to each different form of award. Refer to Item 402(b)(2)(iii) of Regulation S-K. Please show us what your revisions will look like.

Response:  In future filings, we would propose modifying our current discussion of Long-Term Equity Based Compensation on page 21 of the Definitive Proxy Statement as follows:

“Long-Term Equity Based Compensation

Named Executive Officers are eligible to receive long-term equity-based incentive compensation awards under the Company’s 2003 Long-Term Incentive Plan. ~~Long-term equity awards provide for compensation that is “at risk” based on the performance of the Company, and, consequently, directly align the interests of executive officers with those of shareholders.~~The equity grants made to the Named Executive Officers have historically been comprised of a number of different equity based instruments awarded from time to time, including restricted stock, restricted units and stock options.  Each year, the determination of the mix of equity based instruments to be awarded is based on the Compensation Committee’s assessment of which share price appreciation based, and time based and performance based full value share awards, best achieve the Company’s executive compensation program’s objectives of (i) linking incentive compensation to the Company’s performance, (ii) creating long-term shareholder value, (iii) aligning the financial interests of the Named Executive Officers with the financial interests of the Company’s shareholders and (iv) rewarding executive actions that enhance long-term shareholder returns.  Performance vesting restricted units focus on long-term operational performance, which creates shareholder value, while stock options and time vesting restricted stock units emphasize the Company’s commitment to shareholder return.  Furthermore, long-term equity awards contain vesting provisions which are important to the retention of key executives. The value of issued but unvested long-term equity awards meaningfully encourages executives to remain with the Company as leaving the Company results in the forfeiture of any unvested value of previously accumulated long-term equity awards. ~~For Named Executive Officers, other than the Chief Executive Officer, individual long-term equity based awards are~~

Mr. Edward M. Kelly
March 18, 2010

~~recommended by the Chief Executive Officer for consideration and approval by the Compensation Committee.~~

The Compensation Committee has generally made grants of long-term equity awards annually in December of each year to the Named Executive Officers. However, performance vesting equity awards granted to the Chief Executive Officer and Chief Operating Officer have been made in October of each year to comply with Section 162(m) of the Internal Revenue Code. In limited instances, ~~awards under the~~ long-term equity awards may also be granted to recognize outstanding performance during the year or at the initiation of employment for newly hired key executives, or upon renewal of employment agreements for existing key executives.  For Named Executive Officers, other than the Chief Executive Officer, individual long-term equity based awards are recommended by the Chief Executive Officer for consideration and approval by the Compensation Committee.

~~The~~Each fiscal year, the Compensation Committee determines the long-term equity ~~grants made to~~ award mix for the Named Executive Officers ~~have historically been comprised of a number of different~~, taking into consideration key business priorities, peer group trends, potential shareholder dilution and other factors that may be relevant at the time.  During fiscal 2008, the Compensation Committee determined that future long-term equity based ~~instruments awarded from time to time, including restricted stock, restricted units and stock options. In October 2008, the~~ compensation awards for the Chief Executive Officer and the Chief Operating Officer ~~received~~ would be based on an allocation of annual grants of stock options, performance vesting restricted ~~units as discussed in greater detail below in “Performance Vesting Restricted Stock Units — Chief Executive Officer and Chief Operating Officer. The grant of performance~~ stock units and time vesting restricted ~~units~~ stock units in a 40%, 40% and 20% proportional allocation, respectively.  Based on work done by the Compensation Committee’s compensation consultant, the Compensation Committee believed that such an allocation was consistent with ~~the type of award granted to the Chief Executive Officer and the Chief Financial Officer in the prior fiscal year although, because~~ evolving long-term equity based compensation trends among the Peer Group, and also provided an appropriate balance of share price appreciation, performance and retention elements of long-term equity based compensation.  Because of the volatility in the Company’s stock price at the time of the fiscal 2009 grant, the actual number of shares awarded was determined by dividing the dollar level of the award approved by the Compensation Committee by an average of the closing price of the Company’s common stock for the 45 trading days ending two days prior to the date of grant.

Subsequent to the October 2008 awards to the Chief Executive Officer and the Chief Operating Officer, as a result of the continued economic uncertainty that existed, the Compensation Committee determined that the fiscal 2009 equity awards to be made to the Named Executive Officers in December 2008 would ~~include~~not be made on the basis of the 40%, 40%, 20% allocation for stock options ~~and time~~, performance vesting restricted stock units~~.~~ and time-vesting restricted stock units discussed above.  The

Mr. Edward M. Kelly
March 18, 2010

Compensation Committee believed that the economic uncertainty and depressed Company stock price at the time of the December 2008 awards made it imprudent to deliver a grant-date value of stock options and restricted stock units at ~~previous~~ previously contemplated award levels as the number of shares granted would have significantly increased potential dilution to a level determined by the Compensation Committee to be unacceptable. ~~Conversely, a grant of a number of restricted units consistent with the number of units granted in the prior year would have significantly reduced the value of the grant delivered to the executives~~ As a result of these factors, the awards made by the Compensation Committee to the Chief Executive Officer and the Chief Operating Officer of time vesting restricted stock units and stock options, together with the performance based restricted stock units previously awarded in October 2008, resulted in a proportional allocation (based on values provided to the Compensation Committee by Compensation Strategies) of 65%, 10% and 25% for performance vesting restricted stock, time vesting restricted stock and stock options, respectively.

   ~~Awards~~As a result of the factors discussed above, in December 2008, the Compensation Committee granted awards to ~~the Named Executive Officers~~ Messrs. DeFerrari and Vilsoet under the 2003 Long-Term Incentive Plan ~~in December 2008 consisted~~ consisting of (i) stock options which vest ratably on the four subsequent anniversaries of the grant date and (ii) time vesting restricted stock units which vest ratably on the four subsequent anniversaries of the grant date. No performance vesting restricted stock units were granted.  The December 2008 awards of time vesting restricted stock and options made to each of Messrs. DeFerrari and Vilsoet resulted in an allocation of 27% and 73%, respectively, based on the values provided to the Compensation Committee by Compensation Strategies.  Continued employment at the time of vesting is required for both the time vesting restricted stock unit awards and the stock options. In addition, as described under “Performance Vesting Restricted Stock Units — Other Named Executive Officers” below, an award of performance vesting restricted stock units was made to Ms. Aliperta in December 2008.  However, the Compensation Committee made no other awards of performance vesting restricted stock units in December 2008.

Stock Options.  Stock options are a contract between the company and the option holder, which represent the opportunity to purchase shares of the Company’s common stock at a fixed price at a future date. This generally aligns the Named Executive Officers’ incentives with those of the Company’s shareholders because stock options have value only if the Company’s stock price increases from the date of grant. Stock options also inherently reward performance as it is the Company’s performance over an extended period that causes the value of its common stock, and the value of the stock options, to increase.

In December 2008, stock options were granted to the Named Executive Officers (other than Ms. Aliperta, who received an award of performance based restricted stock units in connection with being appointed Chief Accounting Officer) at an exercise price equal to the closing price of the underlying Company common stock on the grant date. These stock options vest ratably on the four subsequent anniversaries of the grant date

Mr. Edward M. Kelly
March 18, 2010

and outstanding stock options are no longer exercisable upon the termination of the Named Executive Officer. Information regarding stock options awarded during fiscal 2009 is shown in the Grant of Plan-Based Awards Table on page 30 of this Proxy Statement.

Time Vesting Restricted Stock Units.  A time vesting restricted stock unit is an award that converts into shares of the Company’s common stock on a one-for-one basis once a time-based vesting requirement is met.  The 2003 Long-Term Incentive Plan provides for the issuance of time vesting restricted stock units that vest in equal installments on the first, second, third and fourth anniversaries of the date such units are granted, so long as the employee remains employed by the Company on the vesting date. These awards are not subject to performance conditions, but are designed to enhance retention of senior executives by rewarding continued employment, as leaving the Company results in the forfeiture of the unvested awards. This retention effect is further enhanced as the price of the Company’s common stock increases.  Because the value of time vesting restricted stock units increases as the market value of the Company’s common stock increases, time vesting restricted stock units also provide incentive for award recipients to drive performance that leads to improvement in the market value of the Company’s common stock.  Upon satisfaction of the vesting requirements, each time vesting restricted stock unit is settled for one share of Company common stock. The shares of common stock received upon vesting of the time vesting restricted stock units are subject to shareholding requirements, see “Shareholding Requirements” on page 27 of this Proxy Statement.

In December 2008, time vesting restricted stock units having an aggregate ~~share~~ grant date value of approximately $227,600 were granted to Mr. Nielsen, Mr. Estes, Mr. DeFerrari, Mr. Vilsoet and Ms. Aliperta. The value of the individual grants received by the Named Executive Officers was approximately 12%, 10% and 22% of each executive’s base salary for Messrs. Nielsen and Estes and Ms. Aliperta, respectively, and approximately 6% of base salary for each of Messrs. DeFerrari and Vilsoet. The award to Ms. Aliperta was made in connection with her appointment as Chief Accounting Officer of the Company in November 2008.

The number of units granted to these Named Executive Officers was determined by dividing the value granted by the closing price of the Company’s common stock on the date of grant of the units. Information regarding the fair value and the number of time vesting restricted stock units that the Named Executive Officers were granted in December 2008 is shown in the Grant of Plan-Based Awards Table on page 30 of this Proxy Statement. Information regarding the number of shares of time vesting restricted stock units and the value realized on vesting in fiscal 2009 is shown in the Option Exercises and Stock Vested Table on page 35 of this Proxy Statement.

Performance Vesting Restricted Stock Units — Chief Executive Officer and Chief Operating Officer.  In October 2008, an award of performance vesting restricted stock units was made to the Chief Executive Officer and the Chief Operating Officer.

Mr. Edward M. Kelly
March 18, 2010

   The performance vesting restricted stock units are awards that convert into shares of the Company’s common stock on a one-for-one basis when certain pre-established vesting criteria are met.  Performance vesting restricted stock units vest in three annual installments beginning on the anniversary of the date of grant subject to the Company achieving annual pre-tax income and operating cash flow goals (the “Annual Goals”) pre-established by the Compensation Committee for each of fiscal years 2009, 2010 and 2011. Upon the satisfaction of the relevant vesting requirements (as discussed below), each performance vesting restricted stock unit is settled for one share of Company common stock. For the annual long-term equity awards to vest, the Company’s operating earnings (before asset impairments, performance share and performance unit compensation and amounts associated with the extinguishment of debt or termination of debt agreements) must exceed certain pre-established targets, which are set forth as a percentage of contract revenue as described below. If such operating earnings are less than or equal to 2.5% of contract revenue, no annual award will vest and, subject to reduction as described below, 100% of the potential award will vest if such operating earnings equal or exceed 5.0% of contract revenues. For qualifying earnings between these amounts the percentage of the potential award vesting is interpolated between zero and 100%. The amount of annual performance share units subject to vesting each year will be reduced to 75% of the award otherwise earned if the ratio of operating cash flow for the fiscal period is less than net income for the period (before asset impairments, performance share and performance unit compensation and amounts associated with the extinguishment of debt or termination of debt agreements).

Due to the vesting requirements and the general uncertainty regarding the economy, including the industry in which the Company operates, the likelihood that the pre-established targets described above will be achieved may vary greatly from time to time.  The use of a threshold amount ensured that performance exceeded a pre-established level before any award is earned. The reliance on earnings and cash flow measures in determining the level of vesting reflects the importance of both operating margins and cash flows. Similar to the annual incentive plan, no award is earned absent acceptable margins and the level of award may be reduced if the pre-established cash flow criteria is not met. The use of both operating earnings and cash flow as performance criteria ensure that both income statement and balance sheet performance are required to earn the maximum award.  The Compensation Committee believes that performance targets are set at a level consistent with superior performance.

The components of the Annual Goals and the potential annual payout of performance vesting restricted stock units are summarized as follows:

Fiscal Year Qualifying Earnings	Potential Vesting Percentage	Fiscal Year Ratio of Operating Cash Flow to Qualifying Net Income	Award Payout Percentage
2.5% or less of Contract revenue …….	None	__	__
2.51% to 4.99% of Contract revenue…	0.1% to 100%	Less than 1.0 1.0 or greater	75% 100%
5.0% or more of Contract revenue …..	100%	Less than 1.0 1.0 or greater	75% 100%

Mr. Edward M. Kelly
March 18, 2010

In addition to the performance units earned when Annual Goals are met, the Chief Executive Officer and the Chief Operating Officer may each earn supplemental units if the Company achieves cumulative qualifying earnings and operating cash flow ratio goals based on the previous three fiscal years (the “Three Year Goals”). To comply with Section 162(m) of the Internal Revenue Code, the Compensation Committee established the performance criteria for these supplemental units within ninety days of the beginning of fiscal 2009.

If the Three Year Goals are achieved, the Chief Executive Officer and the Chief Operating Officer will each vest in additional restricted stock units of up to 100% of the number of restricted stock units vesting in that fiscal year upon the satisfaction of the relevant Annual Goals. Vesting of these supplemental units only occurs if cumulative operating earnings for the three year period (before asset impairments, performance share and performance unit compensation and amounts associated with the extinguishment of debt or termination of debt agreements) exceed certain pre-established targets, which are set forth as a percentage of contract revenue. If such cumulative qualifying earnings for the three year period are more than 7.51% of cumulative contract revenues for the period but less than 10% of cumulative contract revenue for the period, a supplemental award of 50% of the target annual units will be earned so long as cumulative operating cash flow for such period is greater than cumulative net income (before asset impairments, amounts recorded for performance share and performance unit compensation and amounts associated with the extinguishment of debt and termination of debt agreements) for the period. If such cumulative qualifying earnings for the three year period are 10.01% or more of cumulative contract revenues for the period, a supplemental award of 100% of the target annual units will be earned so long as cumulative operating cash flow for such period is greater than cumulative net income (before asset impairments, amounts recorded for performance vesting restricted units and amounts associated with the extinguishment of debt and termination of debt agreements) for the period. No supplemental units will vest if such operating cash flow is not equal to or greater than such net income, in each case as measured over the same cumulative three year period.

The components of the Three Year Goals and the potential payout of performance vesting restricted stock units are summarized as follows:

Cumulative Qualifying Earnings for the Applicable Three Year Period	Cumulative Ratio of Operating Cash Flow to Qualifying Net Income for the Applicable Three Year Period	Supplemental Payout Percentage
7.51% to 10.00% of Contract revenue ……………..	Less than 1.0 1.0 or greater	0% 50%
10.01% of Contract revenue or greater …………….	Less than 1.0 1.0 or greater	0% 100%

Mr. Edward M. Kelly
March 18, 2010

Supplemental units are earned only in a fiscal year for which units are awarded for meeting the Annual Goals. Consequently, strong prior performance does not ensure vesting if unaccompanied by current fiscal year performance. The three year performance required to earn supplemental units is meaningfully more difficult than that required to earn an annual award and is only triggered by operating earnings and cash flow performance that is significantly better than that of fiscal 2009. The performance criteria selected, operating margin and cash flow, require both income statement and balance sheet performance. These performance criteria provide that good margins without acceptable cash flows result in reduced vesting of the annual awards or the elimination of vesting of any supplemental awards, while acceptable cash flows absent acceptable margins result in no vesting. Applying these criteria historically for the last seven years would have resulted in partial vesting of supplemental units at 50% in three years and no vesting in four of the years.

The awards granted to the Chief Executive Officer and Chief Operating Officer for fiscal 2009 totaled $561,920 in share value (based on the closing price of a share of Company common stock on the date of grant, October 20, 2008, and the target award under the grant). This amount represented 46% of their aggregate base salaries, with the Chief Executive Officer receiving 48% of his base salary in the form of performance vesting restricted stock units and the Chief Operating Officer receiving 42% of his base salary in the form of performance vesting restricted stock units. For both the Chief Executive Officer and the Chief Operating Officer, the share values granted were converted into a specific target number of performance share units by dividing the share values granted by the average closing price of the Company’s common stock for a 45-day period ending two days prior to the day of the Compensation Committee’s grant of the units.

Based on fiscal 2009 results, the Chief Executive Officer and the Chief Operating Officer will vest in approximately 42% of their respective target annual awards under the fiscal 2009 grants of performance based restricted stock units or 12,065 units and 7,628 units, respectively. This was the result of the Company’s qualifying earnings of approximately 3.6% of contract revenue and an operating cash flow ratio greater than 1.0 of qualifying net income, based on operating cash flow of approximately $126.6 million.

Mr. Nielsen and Mr. Estes were granted awards of performance based restricted stock units in fiscal 2008 and 2007. The annual goals under the fiscal 2008 and 2007 awards are the same as those set forth above with respect to the fiscal 2009 awards. The three year goals under the fiscal 2008 and 2007 awards are also the same as those set forth above for the fiscal 2009 awards, except to the extent that the three year measurement period is determined by the fiscal year of the grant. Based on fiscal 2009 performance, Messrs. Nielsen and Estes will vest in 6,465 and 4,268 shares of common stock, respectively~~,~~; representing 42% of target annual awards under the fiscal 2008 and 2007 grants of performance based restricted stock units. Based on fiscal 2009 results, no supplemental awards were earned under the fiscal 2009, 2008 or 2007 grants of performance vesting restricted units.

Mr. Edward M. Kelly
March 18, 2010

Information regarding the fair value and the number of performance vesting restricted stock units granted to the Chief Executive Officer and Chief Operating Officer in fiscal 2009 is shown in the Grant of Plan-Based Awards Table on page 30 of this Proxy Statement.

Performance Vesting Restricted Stock Units — Other Named Executive Officers.  In December 2008, $100,012 in share value was granted to Ms. Aliperta in the form of performance vesting restricted stock units (based on the closing price of a share of Company common stock on the date of grant, December 15, 2008, and the target award under the grant) with substantially the same terms as those awarded to the Chief Executive Officer and Chief Operating Officer in October 2008 as discussed above. This award was made in connection with Ms. Aliperta’s appointment to Chief Accounting Officer and represented 44% of her base salary. The share values granted were converted into a specific number of restricted stock units by dividing the share value granted by the closing price of the Company’s common stock on the day of the Compensation Committee’s approval. Ms. Aliperta’s employment ended prior to the vesting date of her fiscal 2009 grant of performance vesting restricted stock units; see “Employment and Separation Agreements — Lisa Aliperta — Separation Agreement.”

Mr. DeFerrari and Mr. Vilsoet were granted awards of performance based restricted stock units in fiscal 2008 and 2007. The annual goals under the fiscal 2008 and 2007 awards are the same as those set forth above with respect to the fiscal 2009 awards. The three year goals under the fiscal 2008 and 2007 awards are also the same as those set forth above for the fiscal 2009 awards, except to the extent that the three year measurement period is determined by the fiscal year of the grant. Based on fiscal 2009 performance, Messrs. DeFerrari and Vilsoet will vest in 1,091 and 1,899 shares of common stock, respectively, representing 42% of target annual awards under the fiscal 2008 and fiscal 2007 grants of performance based restricted stock units. Based on fiscal 2009 results, no supplemental awards were earned under the fiscal 2007 or 2008 grants of performance vesting restricted units.

Information regarding the fair value and the number of performance vesting restricted stock units that Ms. Aliperta was granted in fiscal 2009 is shown in the Grant of Plan-Based Awards Table on page 30 of this Proxy Statement.”

8.
The disclosure throughout this section does not meaningfully convey the reasons why the actual amounts awarded for the various forms of compensation were appropriate under the circumstances or how the specific amounts or targets were determined. Please revise accordingly in future filings. Please show us what your revisions will look like.

Response:  In future filings, we would propose modifying our current discussion of Long-Term Equity Based Compensation as described in our response to comment #7 above.  We believe that these modifications would adequately address this comment as well.
****

Mr. Edward M. Kelly
March 18, 2010

  In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our letter has addressed each of the Staff’s comments. If you have any questions concerning the matters referred to in this letter, please call the undersigned at
(561) 627-7171.

Very truly yours,
Richard B. Vilsoet
Vice President, General Counsel
and Corporate Secretary

cc:           Abigail Arms
John A. Morrison
Shearman & Sterling LLP